Exhibit 99.1

Cenovus Energy Inc.

Supplementary Information – Oil and Gas Activities (unaudited)

For the year Ended December 31, 2011

(Canadian Dollars)

DISCLOSURES ABOUT OIL AND GAS PRODUCING ACTIVITIES

TOPIC 932 “EXTRACTIVE ACTIVITIES – OIL AND GAS” (unaudited)

The following disclosures have been prepared in accordance with United States Financial Accounting Standards Board (“FASB”) Topic 932 – “Extractive Activities – Oil & Gas.”

All amounts pertain to Cenovus’s audited Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (“IFRS”).  Unless otherwise noted, all amounts are in millions of Canadian dollars.

RESERVES DATA

The SEC Modernization of Oil and Gas Reporting rules requires that proved reserves be estimated using existing economic conditions (constant pricing).  Cenovus’s results have been calculated using the average of the first-day-of-the-month prices for the prior 12 month period. This same 12 month average price is also used in calculating the aggregate amount of (and changes in) future cash inflows related to the standardized measure of discounted future net cash flows.  Future fluctuations in prices, production rates, or changes in political or regulatory environments could cause Cenovus’s share of future production from Canadian reserves to be materially different from that presented.

The reserves estimates included in this supplemental information are estimates only. There are numerous uncertainties inherent in estimating quantities of reserves, including many factors beyond our control. In general, estimates of economically recoverable crude oil and natural gas reserves and the future net cash flows derived therefrom are based upon a number of variable factors and assumptions, including but not limited to: product prices; future operating and capital costs; historical production from the properties and the assumed effects of regulation by governmental agencies, including with respect to royalty payments and taxes; initial production rates; production decline rates; and the availability, proximity and capacity of oil and gas gathering systems, pipelines and processing facilities, all of which may vary considerably from actual results.

All such estimates are to some degree uncertain and classifications of reserves are only attempts to define the degree of uncertainty involved. For those reasons, estimates of the economically recoverable crude oil and natural gas reserves attributable to any particular group of properties, classification of such reserves based on risk of recovery and estimates of future net revenues expected therefrom, prepared by different engineers or by the same engineers at different times, may vary substantially. Our actual production, revenues, royalty payments, taxes and development and operating expenditures with respect to our reserves may vary from current estimates and such variances may be material.

Estimates with respect to reserves that may be developed and produced in the future are often based upon volumetric calculations and upon analogy to similar types of reserves, rather than upon actual production history. Subsequent evaluation of the same reserves based upon production history will result in variations, which may be material, in the estimated reserves.

Canadian provincial royalties are determined based on a graduated percentage scale which varies with prices and production volumes. Canadian reserves, as presented on a net basis, assume royalty rates in existence at the time the estimates were made.

Subsequent to December 31, 2011 no major discovery or other favourable or unfavourable event is believed to have caused a material change in the proved or proved developed reserves as of that date.

Cenovus Energy Inc.	Supplementary Information – Oil and Gas Activities (unaudited)

OIL AND GAS RESERVE INFORMATION

All of Cenovus’s reserves are located in Canada, primarily within the provinces of Alberta and Saskatchewan.

Net Proved Reserves (Cenovus Share After Royalties)(1)(2)(3)
Average Fiscal-Year Prices

	Bitumen (millions of barrels)	Crude Oil and Natural Gas Liquids (millions of barrels)	Natural Gas (billions of cubic feet)
2010
Beginning of year	719	232	1,474
Revisions and improved recovery	(3)	13	82
Extensions and discoveries	218	19	44
Purchase of reserves in place	-	-	-
Sale of reserves in place	-	(4)	(55)
Production	(18)	(22)	(265)
End of year	916	238	1,280
Developed	113	178	1,270
Undeveloped	803	60	10
Total	916	238	1,280
2011
Beginning of year	916	238	1,280
Revisions and improved recovery	11	(3)	28
Extensions and discoveries	202	26	51
Purchase of reserves in place	-	-	-
Sale of reserves in place	-	-	-
Production	(20)	(21)	(240)
End of year	1,109	240	1,119
Developed	128	175	1,114
Undeveloped	981	65	5
Total	1,109	240	1,119

Notes:

(1)	Definitions:
(a) “Net” reserves are the remaining reserves attributable to Cenovus, after deduction of estimated royalties and including royalty interests.
(b)

“Proved” reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward from known reservoirs and under existing economic conditions, operating methods and government regulations, i.e., prices and costs as of the date the estimate is made.

(c) “Proved Developed” reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.
(d)

“Proved Undeveloped” reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

(2)	Estimates of total net proved bitumen, crude oil, natural gas liquids, or natural gas reserves are not filed with any U.S. federal authority or agency other than the SEC.
(3)	Natural gas liquids reserves are individually insignificant and have been included with crude oil reserves.

Cenovus Energy Inc.	Supplementary Information – Oil and Gas Activities (unaudited)

Standardized Measure of Discounted Future Net Cash Flows and Changes Therein

In calculating the standardized measure of discounted future net cash flows, the average of the first-day-of-the-month prices for the prior 12 month period and cost assumptions were applied to Cenovus’s annual future production from proved reserves to determine cash inflows. Future production and development costs are based on average fiscal-year price assumptions and assume the continuation of existing economic, operating and regulatory conditions. Future income taxes are calculated by applying statutory income tax rates to future pre-tax cash flows after provision for the tax cost of the oil and natural gas properties based upon existing laws and regulations. The discount was computed by application of a ten percent discount factor to the future net cash flows. The calculation of the standardized measure of discounted future net cash flows is based upon the discounted future net cash flows prepared by independent qualified reserves evaluators in relation to the reserves they respectively evaluated, and adjusted to the extent provided by contractual arrangements such as price risk management activities, in existence at year end and to account for asset retirement obligations and future income taxes.

Cenovus cautions that the discounted future net cash flows relating to proved oil and gas reserves are an indication of neither the fair market value of the Cenovus’s oil and gas properties, nor the future net cash flows expected to be generated from such properties. The discounted future net cash flows do not include the fair market value of exploratory properties and probable or possible oil and gas reserves, nor is consideration given to the effect of anticipated future changes in crude oil and natural gas prices, development, asset retirement and production costs and possible changes to tax and royalty regulations. The prescribed discount rate of ten percent may not appropriately reflect future interest rates. The computation also excludes values attributable to Cenovus’s enhancing the netback price of the Company’s proprietary production.

Computation of the standardized measure of discounted future net cash flows relating to proved oil and gas reserves were based on the following average of the first-day-of-the-month benchmark prices for the twelve month period before the end of the year:

	Crude Oil			Natural Gas
	WTI(1) Cushing Oklahoma (US$/bbl)	WCS(2) (C$/bbl)	Edmonton Par (C$/bbl)	Henry Hub Louisiana (US$/MMBtu)	AECO(3) (C$/MMBtu)
2011	96.19	77.58	96.85	4.12	3.76
2010	79.43	68.10	78.75	4.38	4.03

Notes:

(1)                               WTI is an abbreviation for West Texas Intermediate

(2)                               WCS is an abbreviation for Western Canadian Select

(3)                               AECO is an abbreviation for Alberta Energy Company Hub

Cenovus Energy Inc.	Supplementary Information – Oil and Gas Activities (unaudited)

Standardized Measure of Discounted Future Net Cash Flows

Relating to Proved Oil and Gas Reserves

($ millions)	2011	2010

Future cash inflows	90,320	72,914
Less future:
Production costs	27,158	24,279
Development costs	9,138	6,900
Asset retirement obligation payments	732	699
Income taxes	12,424	9,665
Future net cash flows	40,868	31,371
Less 10 percent annual discount for estimated timing of cash flows	25,414	20,214
Discounted future net cash flows	15,454	11,157

Changes in Standardized Measure of Discounted Future Net Cash Flows
Relating to Proved Oil and Gas Reserves

($ millions)	2011	2010

Balance, beginning of year	11,157	8,763
Changes resulting from:
Sales of oil and gas produced during the period	(2,881)	(2,905)
Discoveries and extensions, net of related costs	2,364	1,787
Purchases of proved reserves in place	7	7
Sales of proved reserves in place	-	(198)
Net change in prices and production costs	4,330	957
Revisions to quantity estimates	142	215
Accretion of discount	1,447	1,129
Previously estimated development costs incurred net of change in future development costs	(806)	919
Other	942	1,266
Net change in income taxes	(1,248)	(783)
Balance, end of year	15,454	11,157

Results of Operations

($ millions)	2011	2010

Oil and gas sales to external customers, net of royalties, transportation and blending and realized risk management	3,784	3,616
Intersegment sales	59	124
	3,843	3,740
Less:
Operating costs, production and mineral taxes, and accretion of decommissioning liabilities	1,035	908
Exploration expense	-	3
Depreciation, depletion and amortization	1,125	1,174
Operating income (loss)	1,683	1,655
Income taxes	449	467
Results of operations	1,234	1,188

Cenovus Energy Inc.	Supplementary Information – Oil and Gas Activities (unaudited)

Capitalized Costs

($ millions)	2011	2010

Proved oil and gas properties	24,052	21,873
Unproved oil and gas properties	880	713
Total capital cost	24,932	22,586
Accumulated depreciation, depletion and amortization	13,160	12,245
Net capitalized costs	11,772	10,341

Costs Incurred

($ millions)	2011	2010

Acquisitions
- Unproved	69	31
- Proved	-	17
Total acquisitions	69	48
Exploration costs	240	114
Development costs	1,935	1,260
Total costs incurred	2,244	1,422

Cenovus Energy Inc.	Supplementary Information – Oil and Gas Activities (unaudited)